

SECURI' 03054834 'MMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAY 2 9 2003 WASH, D.C. 188 SECTION

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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-46109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Centurion Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

365 South Rancho Santa Fe Road
(No. and Street)

San Marcos, California 92069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth W. Elsberry (760) 471-8536
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth W. Elsberry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centurion Institutional Services, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth W. Elsberry
Signature

Financial Principal
Title

Subscribed and sworn to before me on May 28, 2003

Notary Public



CHERYL A. KNOBLOCK
Comm. # 1233569
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Aug. 30, 2003

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Financial Statements
and
Independent Auditor's Report

Years Ended March 31, 2003 and 2002

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Table of Contents

	Page
Independent Auditor's Report	1
Audited Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	9
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	11
Independent Auditor's Report on Internal Accounting Control Required by Rule 17a-5	12-13

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Centurion Institutional Services, Inc.

We have audited the accompanying statements of financial condition of Centurion Institutional Services, Inc. (a wholly-owned subsidiary of CENTURION Counsel, Inc.) as of March 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Institutional Services, Inc. at March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 23, 2003

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Financial Condition

March 31, 2003 and 2002

ASSETS

	2003	*2002*
Cash	$ 9,393	$ 12,381
Securities owned	28,290	25,300
Receivables	5,172	2,400
Due from affiliates	17,582	50,581
Prepaid expenses and other	3,019	4,944
	$ 63,456	$ 95,606

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities		
Accounts payable and accrued expenses	$ 10,574	$ 8,425
Note payable	3,418	5,370
	13,992	13,795
Stockholder's equity		
Preferred stock, no par value; 5,000 shares authorized; none issued and outstanding	-	-
Common stock, no par value; 45,000 shares authorized; 1,000 shares issued and outstanding	14,000	14,000
Additional paid-in capital	78,071	78,071
Accumulated deficit	(42,607)	(10,260)
Total stockholder's equity	49,464	81,811
	$ 63,456	$ 95,606

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Operations

Years Ended March 31, 2003 and 2002

	2003	*2002*
Revenues		
Commissions	$ 68,508	$ 49,872
Interest	3,862	2,844
Other	11,201	14,024
Total revenues	83,571	66,740
Expenses		
Commissions and clearing	14,557	10,545
Compensation and employee benefits	56,447	14,022
Telephone and postage	37,405	12,645
Professional and other services	11,657	6,201
Licenses and registrations	6,600	6,028
Occupancy	7,500	3,567
Other expenses	3,283	1,965
Total expenses	137,449	54,973
Income (loss) before income tax expense	(53,878)	11,767
Income tax benefit (expense)	21,531	(4,707)
Net income	$ (32,347)	$ 7,060

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended March 31, 2003 and 2002

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, April 1, 2001	$14,000	$78,071	$(17,320)
Net income	-	-	7,060
Balance, March 31, 2002	14,000	78,071	(10,260)
Net loss	-	-	(32,347)
Balance, March 31, 2003	$14,000	$78,071	$(42,607)

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Statements of Cash Flows

Years Ended March 31, 2003 and 2002

	2003	*2002*
Cash flows from operating activities		
Net income (loss)	$(32,347)	$ 7,060
Adjustments to reconcile net income (loss) to net cash from operating activities		
Changes in operating assets and liabilities		
Receivables	(2,772)	161
Due from affiliates	32,999	(20,208)
Prepaid expenses and other	1,925	(890)
Accounts payable and accrued expenses	2,149	219
Net cash from operating activities	1,954	(13,658)
Cash flows from investing activities		
Securities owned	(2,990)	(4,812)
Cash flows from financing activities		
Note payable	(1,952)	5,370
Net decrease in cash	(2,988)	(13,100)
Cash, beginning of year	12,381	25,481
Cash, end of year	$ 9,393	$12,381

See notes to financial statements.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Centurion Institutional Services, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

The Company is a wholly-owned subsidiary of CENTURION Counsel, Inc. ("CCI"). And by common ownership, the Company is also related to PIM Financial Services, Inc.; PIM Insurance Service, Inc.; Bishop-Crown Investment Research, Inc.; and CHG Properties, Inc.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Income Taxes. The Company files consolidated federal and state income tax returns with CI Holding Group, Inc. and subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company's customers are a mutual fund and the clients of certain affiliates. If the financial condition and operations of these customers deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of its customers' financial condition. Provisions are established for estimated credit losses.

Financial Instruments. The carrying values reflected in the statements of financial condition at March 31, 2003 and 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate.

2. BANK LINE OF CREDIT

The Company had an unsecured bank line of credit agreement that provides for borrowings of up to $65,000 and expires in August 2003. Borrowings bear interest at 1.75% over the bank's prime rate, are collateralized by substantially all assets of the Company, and are guaranteed by two of the Company's directors.

3. PREFERRED STOCK

The Company is authorized to issue preferred stock which shall have no voting rights, but shall have a preference in dividends and liquidation. At March 31, 2003, no preferred stock has been issued.

4. RELATED PARTY TRANSACTIONS

Common expenses of the Company, its parent, and its affiliates, including compensation and benefits, rent, insurance, utilities, and office supplies were generally paid by certain affiliated companies and allocated among the group based on such factors as labor hours and square footage. The Company was allocated costs of $29,974 in fiscal 2003 and $21,482 in fiscal 2002.

5. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2003	*2002*
"Expected" federal income tax benefit (expense)	$18,319	$(4,001)
State income tax expense, net	3,212	(706)
	$21,531	$(4,707)

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at March 31, 2003 and 2002.

7. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2003 was 0.83 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2003, the Company had net capital of $16,880 which was $11,880 in excess of the amount required by the SEC.

8. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 (per paragraph K(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2003

	FOCUS X-17A-5 Part IIA
Total stockholder's equity	$49,464
Less non-allowable assets	
Due from affiliates	17,582
Securities owned	3,300
Receivables	2,965
Prepaid expenses and other	3,019
Net capital before haircuts on security positions	22,598
Less haircuts on security positions	
Excess insurance deductible	5,000
Securities owned	718
Net capital	$16,880
Total aggregate indebtedness	$13,992
Ratio of aggregate indebtedness to net capital	0.83
Minimum net capital required	$5,000

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of March 31, 2003.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

March 31, 2003

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of March 31, 2003; and a reconciliation to that calculation is not included herein.

CENTURION INSTITUTIONAL SERVICES, INC.

(A Wholly-owned Subsidiary of CENTURION Counsel, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

March 31, 2003

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Centurion Institutional Services, Inc.

In planning and performing our audit of the financial statements of Centurion Institutional Services, Inc. (the "Company") for the year ended March 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2003.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

May 23, 2003